Exhibit 99.1

Aurelion Reports Second Fiscal Quarter 2026 Financial Results

HONG KONG, April 30, 2026 / -- Aurelion Inc. (NASDAQ: AURE) (“Aurelion” or the “Company”), the world’s first NASDAQ-listed Tether Gold (XAU₮) treasury company, today announced its unaudited financial results for the quarter ended March 31, 2026.

“This quarter marked a transformative leap for Aurelion, as the Company took meaningful steps towards establishing itself as the world’s first digital gold treasury asset company and positioning us at the forefront of AI and real-world asset (RWA) tokenization,” said Bjorn Schmidtke, Chief Executive Officer. “In April, we committed to participate in the XAUE protocol, through which we seek to generate potential yield while preserving exposure to the underlying asset. The launch of our AI employee Duncan.Aure in March lays the foundation for Aurelion’s broader AI enabled initiatives and reinforces our commitment to innovation at every layer of the business. We believe Aurelion is well positioned to lead this charge as a first mover in this space - capturing the upside of gold appreciation alongside on-chain cash flows.”

Business Highlights

●	Participation in XAUE: on April 24, 2026, Aurelion committed 10,000 units of XAU₮ (approximately $48 million) to XAUE, a new protocol that enables yield generation on gold holdings by allowing tokenized gold to be deployed while preserving exposure to the underlying asset.

●	Welcomed Its First AI Employee Duncan.Aure: Duncan is an AI agent designed to educate the market about XAUt, and will provide standardized interfaces for automated XAU₮ trading strategies, cross-protocol DeFi execution and digital gold allocation.

●	NAV: Aurelion NAV as of March 31, 2026 was $116.4 million (33,318 units of XAU₮) and NAV per share was $3.16.

For the quarter ended March 31, 2026, the Company reported operating income of $8.9 million, primarily driven by fair value gains on XAUt held resulting from the appreciation of gold during the quarter.

Net Asset Value (NAV) as of March 31, 2026

Aurelion reports the following unaudited Net Asset Value (“NAV”) based on its unaudited condensed consolidated balance sheet as of March 31, 2026:

(In US$1 millions, except for XAUT price and unit, unaudited)	As of March 31, 2026
Digital assets and Cash	157.6
Cash & Cash Equivalents	2.1
XAUt	155.5
Price per Unit (based on 03/31/2026 price)	4,667
Units (1 XAUt = 1 troy ounce)	33,318
Debt	41.2
Net Asset Value(1)	116.4

Shares Outstanding(2)	36.8
NAV per Share	3.16
Gold Ounce per Share	0.00090

XAUt Value per Share(3)	4.22

(1)	NAV is calculated as digital assets plus cash minus debt.

(2)	The number of shares outstanding is presented in million, and includes issued and outstanding share capital and pre-funded warrants that were outstanding as of March 31, 2026.

(3)	XAUt value is based on the closing price as of March 31, 2026.

About Aurelion

Aurelion is NASDAQ’s first Tether Gold (XAUt) Real World Asset (RWA) company focused on developing a business around tokenized gold. XAU₮ combines the stability of physical gold with the efficiency of blockchain, providing investors access to tokenized gold reserve that could serve as a safe haven to inflation, currency devaluation and crypto volatility. In parallel to building a business around the development of tokenized gold, Aurelion provides wealth management and asset management services.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements, although not all forward-looking statements contain these words. These statements are based on assumptions and assessments made by Aurelion in light of its experience and perception of historical trends, current conditions, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement.

Forward-looking statements are not guarantees of future performance. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: changes in general economic, business, industry and market conditions, including interest rates and the price of gold; changes in applicable laws and regulations, including with respect to cryptocurrencies, stablecoin ecosystems and decentralized finance protocols; the Company’s ability to access additional capital and to attract and retain qualified personnel; changes in the price of digital assets, including XAU₮, and in the price correlation between stablecoins and their pegged assets; risks associated with holding digital assets, including price volatility, limited liquidity and trading volumes, susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and other risks inherent in their electronic, virtual-form and decentralized nature; the possibility of greater fraud, security failures or operational problems on digital asset trading venues compared to more established asset classes, and any malfunction, breakdown or abandonment of underlying blockchain protocols or other technological difficulties that may prevent access to or use of digital assets; the fluctuation of the Company’s operating results, including because it may be required to account for its digital assets at fair value; limitations on the Company’s ability to time the price of its digital asset purchases; potential subjection to corporate alternative minimum tax due to unrealized fair value gains on digital asset holdings; legal, commercial, regulatory and technical uncertainty regarding digital assets, including the possibility that regulators reclassify any digital assets the Company holds as a security or a “cash item,” causing it to be in violation of securities laws or to be classified as an “investment company” under the Investment Company Act of 1940; competition from other digital asset treasury companies and financial products related to gold; elevation of rehypothecation risk in times of changing market conditions; risks arising from the use of third-party custodians for digital assets, including loss of direct control and dependence on such custodians’ security practices and operational integrity, and the potential loss of digital assets as a result of custodian insolvency, insider theft, or security breaches; and risks associated with the Company’s participation in the XAUE protocol, including fluctuation of the XAU₮ to XAUE exchange ratio, counterparty default risk in connection with institutional lending activities, smart contract vulnerabilities or failures, the performance and operational integrity of the protocol’s issuer, participants and service providers, potential liquidity constraints on the redemption of XAUE, and other risks identified in the XAUE protocol’s risk disclosure statement. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contacts

Investor Contact: ir@aurelion.com

Aurelion Inc.

Condensed Consolidated Statements of Income

(in USD, except for shares data)

	Three months ended March 31,		Six months ended March 31,
	2025 (unaudited)	2026 (unaudited)	2025 (unaudited)	2026 (unaudited)
Total net revenue	287	-	287	-
Operating expense
Sales and marketing	-	99,796	-	273,273
General and administrative	2,978,637	1,902,819	3,571,024	2,927,477
Provision for credit losses	2,909	-	11,407	-
Unrealized gain on XAUt and XAUt collateral receivables due from related party(i)	-	(10,937,197)	-	(21,336,746)
Total operating expenses/(income)	2,981,546	(8,934,582)	3,582,431	(18,135,996)
(Loss)/Income from operations	(2,981,259)	8,934,582	(3,582,144)	18,135,996
Non-operating income/(expense)
- Loan Interests	-	(603,176)	-	(1,231,886)
- Other income/(expense)	20,304	(387,642)	24,451	(250,804)
(Loss)/Income before income tax	(2,960,955)	7,943,764	（3,557,693)	16,653,306
Income tax benefit	10,500	-	37,287	-
Net (loss)/income	(2,950,455)	7,943,764	(3,520,406)	16,653,306
Comprehensive (loss)/income	(2,934,899)	8,343,975	(3,517,962)	17,113,481
Weighted average number of ordinary shares
Basic(ii)	3,459,636	34,604,083	2,868,467	33,133,090
Diluted(ii)	3,459,636	37,595,522	2,868,467	36,124,528
(Loss)/Earnings per share
Basic(ii)	(0.85)	0.23	(1.23)	0.50
Diluted(ii)	(0.85)	0.21	(1.23)	0.46

(i)	Represents unrealized gains on XAUt assets held by the Company as of the reporting date and no XAUt assets were sold during the period.

(ii)	All share and per share data for prior periods have been retrospectively adjusted to reflect the 1-for-10 share consolidation effective February 19, 2026.

Aurelion Inc.

Condensed Consolidated Balance Sheets

(in USD)

	As of September 30,	As of March 31,
	2025	2026
		(unaudited)
Assets
Current assets:
Cash and cash equivalents	5,024	2,071,983
Crypto assets held	-	133
XAUt	-	77,960,693
Amounts due from related parties	-	-
Prepaid expenses and other current assets	14,126	117,703
Deferred offering cost	12,466	-
Total current assets	31,616	80,150,512
Non-current assets:
XAUt collateral receivable from related party(i)	-	77,526,892
Deferred offering cost	-	400,573
Total non-current assets	-	77,927,465
Total assets	31,616	158,077,977
Liabilities and shareholders’ equity Current liabilities:
Amounts due to related parties	1,664	126,922
Accrued expenses and other current liabilities(ii)	321,611	1,210,372
Total current liabilities	323,275	1,337,294
Non-current liabilities:
Loan payables due to related party	-	41,200,878
Total non-current liabilities	-	41,200,878
Total liabilities	323,275	42,538,172
Total shareholders’ (deficit)/equity	(291,659)	115,539,805
Total liabilities and shareholders’ equity	31,616	158,077,977

(i)	XAUt collateral receivable from related party serves as collateral for the loan payable due to related party of $41,200,878.

(ii)	Accrued expenses and other current liabilities include accrued liabilities, other payables and the payroll payable

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